Exhibit 99.1

Hepsiburada Announces Role Changes in the Executive Management Team

ISTANBUL, August 25, 2021 - D-MARKET Electronic Services & Trading ("Hepsiburada", or the “Company”), a leading Turkish e-commerce platform, today announced certain role changes in its executive management team.

In line with the Company’s growth plans, Hepsiburada has taken the strategic decision to make the following role changes to its executive management team to help with the execution of its growth plans and to optimize the roles & responsibilities across the team. Effective as of September 1, 2021:

-	Murat Buyumez, current Chief Strategy & Business Officer (CSBO) will assume the role of Chief Commercial Officer (CCO), focused on category management and commercial operations.

-	Mutlu Erturan, current CCO will assume the role of Chief Business Officer (CBO), focused on new ventures, growth initiatives and strategic opportunities.

The role of Chief Strategy Officer will remain currently vacant. The Company remains committed to attracting and developing world-class talent while evolving its team for best-in class execution.

For information regarding the experience of Mr. Buyumez and Ms. Erturan, see disclosure under “Senior Management” starting on page 141 of the registration statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) in connection with our initial public offering, available on the SEC’s website at www.sec.org.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, HepsiPay. In 2020, we seamlessly connected 33 million members and approximately 45 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ programme, we have reached over 19,000 female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contacts

Harika Eldoğan, Head of Public Relations

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick